EXHIBIT 99.1

Centerra Gold Reports Third Quarter 2023 Results; Significant Free Cash Flow Drives Increased Cash Balance

All figures are in United States dollars. All production figures reflect payable metal quantities and are on a 100%-basis, unless otherwise stated. For references denoted with NG, refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release for a description of these measures.

TORONTO, Oct. 31, 2023 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) today reported its third quarter 2023 operating and financial results.

President and CEO, Paul Tomory, commented, “Centerra had a strong third quarter, with cash provided by mine operations of $144 million and $36 million, from Öksüt and Mount Milligan, respectively. In addition, the Langeloth Metallurgical Facility returned $17 million from the previous investment into working capital, all of which drove a substantial increase to our cash balance. Öksüt outperformed our expectations, producing almost 87,000 ounces in the quarter. Our 2023 consolidated gold production guidance remains on track to be between 340,000 to 360,000 ounces and we expect to continue to generate significant free cash flow in the fourth quarter, resulting in a higher cash balance by the end of the year. We remain on track for a strong finish to 2023.”

“In September, we announced positive economics for the Thompson Creek Mine restart, while simultaneously initiating a process to evaluate all strategic options for the Molybdenum Business Unit assets. We also continue to drive operational and technical improvements at Mount Milligan to unlock its full potential as our cornerstone asset. Given the results from this quarter, we are optimistic about the future of Centerra and our ability to internally fund our strategic initiatives with cash flows from operations.”

Third Quarter Highlights

Operations:

  Production: Third quarter 2023 gold production of 126,221 ounces, including production of 39,554 ounces of gold from the Mount Milligan Mine (“Mount Milligan”) and 86,667 ounces of gold from the Öksüt Mine (“Öksüt”). Copper production in the quarter was 15.0 million pounds.
  Sales: Third quarter 2023 gold sales of 130,973 ounces at an average realized market price of $1,741 per ounce and copper sales of 15.4 million pounds at an average realized copper price of $2.99 per pound.
  Costs: Consolidated gold production costs were $643 per ounce and all-in sustaining costs (“AISC”) on by-product basisNG were $827 per ounce for the quarter, with the effect of higher gold sales from Öksüt offsetting higher production costs from Mount Milligan.
  Capital expendituresNG: Third quarter 2023 additions to property, plant, equipment (“PPE”) and sustaining capital expendituresNG were $25.0 million and $23.5 million, respectively. Sustaining capital expendituresNG in the third quarter 2023 included capitalization to the tailings storage facility (“TSF”), as well as construction of a water pumping system at Mount Milligan, and deferred stripping at Öksüt.
  Guidance: Centerra’s 2023 consolidated gold production guidance remains on track to be between 340,000 to 360,000 ounces. The Company is increasing gold production guidance at Öksüt and lowering it at Mount Milligan. Centerra’s 2023 copper production guidance remains unchanged at 60 to 70 million pounds and is expected to be near the low end of the range. Centerra’s 2023 consolidated gold production cost guidance is unchanged and is expected to be in the range of $700 to $750 per ounce.

Financial:

  Net earnings: Net earnings of $60.6 million or $0.28 per share and adjusted net earningsNG of $44.4 million or $0.20 per share. Adjustments include $23.1 million of reclamation provision revaluation recovery, $2.3 million unrealized foreign exchange gains related to the reclamation provision at the Endako Mine and the Kemess Project, and $9.2 million of deferred income tax expense resulting from the effect of foreign exchange rate changes on monetary assets and liabilities in the determination of taxable income related to Öksüt and Mount Milligan.
  Free cash flowNG: Cash provided by operating activities of $166.6 million and free cash flowNG of $144.5 million, including cash provided by mine operations and free cash flow from Öksüt of $143.9 million and $133.8 million, respectively.
  Cash and cash equivalents: Total liquidity of $890.2 million, representing a cash balance of $492.1 million and $398.1 million available under a corporate credit facility as at September 30, 2023.
  Dividend: Quarterly dividend declared of C$0.07 per common share.

Other:

  Corporate credit facility: In September 2023, the Company announced the extension of its $400 million revolving credit facility, which is currently undrawn, with a renewed four-year term maturing on September 8, 2027.
  Corporate development updates: In the third quarter 2023, a deferred milestone payment of $31.5 million was paid to Waterton Nevada Splitter, LLC (“Waterton”) in connection with the February 2022 acquisition of the Goldfield Project. Partially offsetting the third quarter payment to Waterton, in the fourth quarter 2023 Centerra expects to receive a milestone payment of $25 million from a subsidiary of the Orion Mine Finance Group in relation to the sale of its 50% interest in the Greenstone Gold Mines Partnership (“Greenstone Project”) in 2021. Future payments to Centerra in relation to the Greenstone Project are payable as certain production thresholds are met.
  Intention to renew normal course issuer bid (“NCIB”): Centerra believes its share price continues to be trading in a range that does not adequately reflect the value of its assets and future prospects. As a result, subject to the approval of the Toronto Stock Exchange (“TSX”), Centerra intends to renew its NCIB to purchase for cancellation up to an aggregate of 18,293,896 common shares in the capital of the Company (“Common Shares”), representing 10% of the public float. As of October 31, 2023, Centerra had 215,807,212 issued and outstanding Common Shares.

Table 1 - Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended September 30,			Nine months ended September 30,
	2023	2022	% Change	2023	2022	% Change
Financial Highlights
Revenue	343.9	179.0	92%	754.9	641.9	18%
Production costs	186.8	132.0	42%	544.6	416.5	31%
Depreciation, depletion, and amortization ("DDA")	42.5	14.4	195%	84.4	79.9	6%
Earnings from mine operations	114.6	32.6	252%	125.9	145.5	(13)%
Net earnings (loss)	60.6	(33.9)	279%	(52.5)	52.9	(199)%
Adjusted net earnings (loss)(1)	44.4	(15.9)	379%	(50.7)	4.3	(1279)%
Cash provided by (used in) operating activities	166.6	(17.0)	1080%	100.2	7.8	1185%
Free cash flow (deficit)(1)	144.4	(35.5)	507%	49.1	(57.6)	185%
Additions to property, plant and equipment (“PP&E”)	25.0	11.7	113%	53.8	247.2	(78)%
Capital expenditures - total(1)	24.6	16.1	53%	51.9	57.8	(10)%
Sustaining capital expenditures(1)	23.5	16.0	47%	49.0	55.8	(12)%
Non-sustaining capital expenditures(1)	1.1	0.1	1000%	2.9	2.0	45%
Net earnings (loss) per common share - $/share basic(2)	0.28	(0.14)	300%	(0.24)	0.19	(227)%
Adjusted net earnings (loss) per common share - $/share basic(1)(2)	0.20	(0.06)	433%	(0.23)	0.02	(1250)%
Operating highlights
Gold produced (oz)	126,221	54,134	133%	221,058	190,646	16%
Gold sold (oz)	130,973	56,245	133%	218,118	192,750	13%
Average market gold price ($/oz)	1,929	1,728	12%	1,931	1,826	6%
Average realized gold price ($/oz )(3)	1,741	1,204	45%	1,642	1,470	12%
Copper produced (000s lbs)	15,026	19,045	(21)%	42,168	56,955	(26)%
Copper sold (000s lbs)	15,385	19,647	(22)%	43,548	58,019	(25)%
Average market copper price ($/lb)	3.79	3.52	8%	3.89	4.12	(6)%
Average realized copper price ($/lb)(3)	2.99	2.49	20%	3.01	2.82	7%
Molybdenum sold (000s lbs)	2,700	3,291	(18)%	9,077	9,406	(3)%
Average market molybdenum price ($/lb)	23.77	16.12	47%	26.05	17.86	46%
Average realized molybdenum price ($/lb)	24.08	17.17	40%	25.71	19.18	34%
Unit costs
Gold production costs ($/oz)(4)	643	729	(12)%	820	653	26%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	827	941	(12)%	1,122	826	36%
All-in costs on a by-product basis ($/oz)(1)(4)	983	1,376	(29)%	1,471	1,105	33%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	858	1,190	(28)%	1,168	1,062	10%
Copper production costs ($/lb)(4)	2.30	1.51	52%	2.43	1.63	49%
Copper - All-in sustaining costs on a co-product basis – ($/lb)(1)(4)	2.73	1.78	53%	2.78	2.04	36%

(1) Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2) As at September 30, 2023, the Company had 215,748,999 common shares issued and outstanding.
(3) This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”). is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Arrangement, copper hedges and mark-to-market adjustments on metal sold not yet finally settled.
(4) All per unit costs metrics are expressed on a metal sold basis.

2023 Outlook

Centerra’s consolidated guidance for production and unit costs remains unchanged from the previously disclosed guidance on June 30, 2023 in our second quarter report. The Company has revised its 2023 outlook for Öksüt and Mount Milligan based on updated estimates for metal production and corresponding unit costs at both mines. The Company’s updated 2023 outlook and comparative actual results for the nine months ended September 30, 2023 are set out in the tables below.

	Units	2023 Guidance - updated	Nine Months 2023 results	2023 Guidance - previous
Production
Total gold production(1)	(Koz)	340 - 360	221	340 - 360
Mount Milligan Mine(2)(3)(4)	(Koz)	150 - 160	114	160 - 170
Öksüt Mine	(Koz)	190 - 200	107	180 - 190
Total copper production(2)(3)(4)	(Mlb)	60 - 70	42	60 - 70
Unit Costs(5)
Gold production costs(1)	($/oz)	700 - 750	820	700 - 750
Mount Milligan Mine(2)	($/oz)	1,050 - 1,100	1,134	1,000 - 1,050
Öksüt Mine	($/oz)	425 - 475	440	450 - 500
All-in sustaining costs on a by-product basisNG(1)(3)(4)	($/oz)	1,000 - 1,050	1,122	1,000 - 1,050
Mount Milligan Mine(4)	($/oz)	1,175 - 1,225	1,214	1,125 - 1,175
Öksüt Mine	($/oz)	625 - 675	679	650 - 700
All-in costs on a by-product basisNG(1)(3)(4)	($/oz)	1,225 - 1,275	1,471	1,225 - 1,275
Mount Milligan Mine(4)	($/oz)	1,225 - 1,275	1,249	1,175 - 1,225
Öksüt Mine	($/oz)	725 - 775	836	750 - 800
All-in sustaining costs on a co-product basisNG(1)	($/oz)	1,050 - 1,100	1,168	1,050 - 1,100
Mount Milligan Mine	($/oz)	1,275 - 1,325	1,300	1,225 - 1,275
Öksüt Mine	($/oz)	625 - 675	836	650 - 700
Copper production costs	($/lb)	2.15 - 2.40	2.43	2.15 - 2.40
All-in sustaining costs on a co-product basisNG	($/lb)	2.90 - 3.15	2.78	2.90 - 3.15
Capital Expenditures
Additions to PP&E(1)	($M)	90 - 115	53.8	90 - 115
Mount Milligan Mine	($M)	50 - 60	25.4	50 - 60
Öksüt Mine	($M)	35 - 45	23.4	35 - 45
Total Capital ExpendituresNG(1)	($M)	90 - 115	51.9	90 - 115
Mount Milligan Mine	($M)	50 - 60	27.6	50 - 60
Öksüt Mine	($M)	35 - 45	20.5	35 - 45
Sustaining Capital ExpendituresNG(1)	($M)	90 - 110	49.0	90 - 110
Mount Milligan Mine	($M)	50 - 60	27.6	50 - 60
Öksüt Mine	($M)	35 - 45	20.5	35 - 45
Non-sustaining Capital ExpendituresNG(6)	($M)	3 - 4	2.8	2.00
Depreciation, depletion and amortization(1)	($M)	115 - 140	84.4	115 - 140
Mount Milligan Mine	($M)	65 - 80	58.6	65 - 80
Öksüt Mine	($M)	40 - 50	22.2	40 - 50
Income tax and BC mineral tax expense(1)	($M)	80 - 90	0.0	80 - 90
Mount Milligan Mine	($M)	1 - 3	1.3	1 - 3
Öksüt Mine	($M)	75 - 85	45.2	75 - 85
  Consolidated Centerra figures.
  The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Streaming Arrangement”). Using an assumed market gold price of $1,850 per ounce and a blended copper price of $3.85 per pound for the remaining three months ending December 31, 2023 (unchanged from the previous guidance), the Mount Milligan Mine’s average realized gold and copper price for the remaining three months of 2023 would be $1,350 per ounce and $2.98 per pound, respectively, compared to average realized prices of $1,404 per ounce and $3.01 per pound in the nine months ended September 30, 2023, when factoring in the Mount Milligan Streaming Arrangement and concentrate refining and treatment costs. The blended copper price of $3.85 per pound factors in copper hedges in place as of September 30, 2023 and a market price of $3.70 per pound for the unhedged portion for the remainder of 2023 (unchanged from the previous guidance).
  Gold and copper production at the Mount Milligan Mine assumes recoveries of 66% and 81%, respectively, which is unchanged from the previous guidance. Gold production at the Öksüt Mine assumes recoveries of approximately 72%. 2023 gold ounces and copper pounds sold are expected to approximate production figures.
  Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG and all-in costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
  Units noted as ($/oz) relate to gold ounces and ($/lb) relate to copper pounds.
  Represents non-sustaining capital expendituresNG at the Goldfield Project.
		2023 Guidance - updated	Nine Months 2023 results	2023 Guidance - previous
Project Evaluation and Exploration Costs(1)
Goldfield Project - Project Evaluation Costs	($M)	12 - 17	12.5	15 - 20
Goldfield Project - Exploration Costs	($M)	19 - 23	21.0	16 - 20
Thompson Creek Mine - Project Evaluation Costs	($M)	12 - 13	7.6	9 - 10
Mount Milligan Mine	($M)	7 - 9	5.4	7 - 9
Öksüt Mine	($M)	1 - 2	1.3	1 - 2
Other - Greenfield and Generative(2)	($M)	13 - 16	14.3	16 - 19
Total Project Evaluation and Exploration Costs	($M)	64 - 80	62.1	64 - 80
Other Costs
Kemess Project	($M)	11 - 13	8.0	15 - 17
Corporate Administration Costs(3)	($M)	40 - 45	33.2	40 - 45
Stock-based Compensation	($M)	8 - 10	6.6	8 - 10
Other Corporate Administration Costs	($M)	32 - 35	26.6	32 - 35
Molybdenum BU Cash Used in Operations(4)	($M)
Thompson Creek Mine - Care and Maintenance and Project Evaluation Expenditures(5)	($M)	21 - 23	17.0	18 - 20
Endako Mine - Care and Maintenance and Reclamation Expenditures	($M)	9 - 12	3.8	12 - 15
Langeloth Facility - Working Capital Incremental Investment	($M)	15 - 45	15.0	15 - 45
  The exploration and project evaluation costs include both expensed exploration and project evaluation costs as well as capitalized exploration costs and exclude business development expenses. $1.2 million of these capitalized exploration costs are also included in the full year 2023 sustaining capital expendituresNG at the Mount Milligan Mine, compared to $1.2 million of capitalized exploration costs at the Mount Milligan Mine for the nine months ended September 30, 2023. In addition, $2.9 million of capitalized project evaluation costs at the Goldfield project are also included in the nine months ended September 30, 2023 and full year 2023 sustaining capital expendituresNG.
  Other exploration category includes exploration costs at the Oakley exploration property in Idaho, USA with $7.3 million actual costs in the nine months ended September 30, 2023.
  2023 actual costs in the nine months ended September 30, 2023 include severance costs of approximately $2.6 million.
  This is a cash-flow based metric as opposed to cost metrics related to Goldfield Project, Kemess Project, corporate administration, and other exploration projects listed in the table above.
  Includes project evaluation costs listed under total project and exploration costs.

Mount Milligan

Mount Milligan produced 39,554 ounces of gold and 15.0 million pounds of copper in the third quarter of 2023. Production in the quarter was impacted by mine sequencing. While most of the ore-waste transition material was mined in the first half of 2023, some residual ore-waste transition material was mined in the third quarter 2023. In addition, recoveries were impacted by the elevated ratio of pyrite to chalcopyrite from blending low grade gold, high grade copper ore mined in phase 9 with high grade gold, low grade copper ore mined in phase 7. The Company expects medium-term recoveries for gold and copper to be similar to those achieved in 2023. The Company is currently undertaking additional metallurgical reviews aimed at increasing recoveries from current levels.

During the third quarter of 2023, mining activities were carried out in phases 5, 6, 7, and 9 of the open pit. A total of 13.4 million tonnes were mined in the third quarter of 2023. Process plant throughput for the third quarter of 2023 was 5.6 million tonnes and averaged 60,927 tonnes per day.

Mount Milligan’s gold production guidance has been lowered to 150,000 to 160,000 ounces, from 160,000 to 170,000 ounces previously. This is mainly due to mine sequencing and lower than planned gold recoveries from the elevated ratio of pyrite to chalcopyrite as discussed above. Processing a portion of the elevated pyrite bearing high grade gold, low grade copper ore mined in phase 7 is expected to be deferred to 2024 for blending purposes, which is expected to result in overall higher gold grades in 2024. Copper production of 60 to 70 million pounds remains unchanged but is expected to be near the low end of the guidance range. In 2024, the Company anticipates higher levels of gold production and similar levels of copper production compared to 2023 production guidance levels.

Gold production costs in the third quarter 2023 were $1,050 per ounce, a decrease from the second quarter 2023, driven by higher gold ounces sold. AISC on a by-product basisNG was $1,150 per ounce, a decrease from the second quarter 2023, driven by lower gold production costs per ounce and higher by-product credits as a result of higher realized copper prices.

As a result of Mount Milligan’s reduced gold production outlook, full year 2023 gold production costs have been increased and are now expected to be $1,050 to $1,100 per ounce, up from $1,000 to $1,050 per ounce previously. Full year 2023 AISC on a by-product basisNG guidance at Mount Milligan has also been increased and is now expected to be $1,175 to $1,225 per ounce, up from $1,125 to $1,175 per ounce previously. A full asset optimization review has been launched, with the assistance of a third-party consultant, which includes assessments of occupational health and safety (“OH&S”), productivity and cost efficiency opportunities in concert with mine plan optimization. This review is designed to identify and drive incremental improvements in the mine’s operations and is expected to be completed in 2024.

Öksüt

Öksüt produced 86,667 ounces of gold in the third quarter of 2023. During the quarter, mining activities were focused on stripping and waste removal from phase 5 and phase 6 of the Keltepe pit, with some activities carried out in phase 2 of the Güneytepe pit. In the third quarter 2023, a total of 3.1 million tonnes were mined and 1.0 million tonnes were stacked at an average grade of 1.98 g/t, containing 62,332 ounces of gold. As at September 30, 2023, all the stored gold-in-carbon inventory had been processed. The mine continues to draw down high grade inventory from the stockpiles and to leach previously stacked high grade inventory on the heap leach pad. These ounces are expected to be processed in the coming months and into the first half of 2024.

Full year 2023 production guidance at Öksüt has been increased to 190,000 to 200,000 ounces of gold, up from 180,000 to 190,000 ounces previously, as a result of a successful ramp-up of production in the third quarter of 2023.

Gold production costs and AISC on a by-product basisNG for the third quarter 2023 were $445 per ounce and $582 per ounce, respectively. As a result of Öksüt’s increased gold production outlook, full year 2023 gold production costs are now expected to be in the range of $425 to $475 per ounce, down from $450 to $500 per ounce previously. Full year 2023 AISC on a by-product basisNG guidance at Öksüt has also been lowered and is now expected to be $625 to $675 per ounce, down from $650 to $700 per ounce previously.

Molybdenum Business Unit

In the third quarter 2023, the Molybdenum Business Unit sold 2.7 million pounds of molybdenum, generating revenue of $67.7 million with an average realized price of $24.08 per pound. In the first quarter of 2023, the Langeloth Facility required a $67 million investment in working capital to finance its business due to a rapid increase in molybdenum prices. Approximately $52 million of the investment in working capital has been released in the second and third quarters of 2023.

Intention to Renew NCIB

Subject to the approval of the approval of the TSX, Centerra intends to proceed with a renewal of a NCIB to purchase for cancellation up to an aggregate of 18,293,896 Common Shares, representing 10% of the public float. As of October 31, 2023, Centerra had 215,807,212 issued and outstanding Common Shares.

Centerra believes that the Common Shares continue to be trading in a price range which does not adequately reflect the value of such shares in relation to Centerra’s assets and its future prospects. As a result, Centerra believes that the NCIB will provide the Company with a flexible tool to deploy a portion of its cash balance pursuant to its capital allocation framework to, depending upon future Common Share price movements and other factors, purchase Common Shares for cancellation while preserving its strong balance sheet position.

Centerra has filed a notice of intention to renew a NCIB with the TSX and, subject to the approval of the TSX, Centerra may purchase Common Shares under the NCIB over a twelve-month period. Once the NCIB is commenced, the exact timing and amount of any purchases will depend on market conditions and other factors. Centerra will not be obligated to acquire any Common Shares and may suspend or discontinue purchases under the NCIB at any time. Any purchases made under the NCIB will be made at market price at the time of purchase through the facilities of the TSX and/or alternative Canadian trading systems in accordance with applicable securities laws and stock exchange rules. The Company’s previous NCIB authorized the purchase of up to 15,610,813 Common Shares and expired on October 12, 2023. During the period when that program operated, a total of 5,298,200 Common Shares of the Company were repurchased through the facilities of the TSX and alternative Canadian trading systems at a volume weighted average price of C$7.44 per Common Share. Centerra intends to establish an automatic share purchase plan in connection with its renewed NCIB to facilitate the purchase of Common Shares during times when Centerra would ordinarily not be permitted to purchase Common Shares due to regulatory restrictions or self-imposed black-out periods. Before entering a black-out period, Centerra may, but is not required to, instruct its designated broker to make purchases under the NCIB based on parameters set by Centerra in accordance with the automatic share purchase plan, applicable securities laws and stock exchange rules.

Conference Call Details

Centerra invites you to join its 2023 third quarter conference call on Wednesday, November 1, 2023 at 9:00am Eastern Time. The call is open to all investors and the media. To join the call, please use the dial-in details found below. To access the webcast, please use the following link:
https://services.choruscall.ca/links/centerragold2023q3.html

Presentation slides will be available on Centerra’s website at www.centerragold.com.

Conference Call	Replay
Date & Time: November 1, 2023 at 9:00 am Eastern	Toll-free: 1-855-669-9658
Toll-free NA: 1-800-319-4610	International: 412-317-0088
International: 604-638-5340	Passcode: 0473

For detailed information on the results contained within this release, please refer to the Company’s Management’s Discussion and Analysis ("MD&A") and financial statements for the quarter ended September 30, 2023 that are available on the Company’s website www.centerragold.com or SEDAR at www.sedar.com.

About Centerra

Centerra Gold Inc. is a Canadian-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Goldfield Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Caution Regarding Forward-Looking Information:

Information contained in this document which is not a statement of historical fact, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. The words “assume”, “anticipate”, “believe”, “budget”, “contemplate”, “continue”, “de-risk”, “estimate”, “expand”, “expect”, “explore”, “forecast”, “future”, “in line”, “intend”, “may”, “on track”, “optimize”, “plan”, "potential", “restart”, “result”, “schedule”, “seek”, “subject to”, “target”, “understand”, “update”, “will”, and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: statements regarding 2023 Outlook and 2023 Guidance, including production, costs, capital expenditures, depreciation, depletion and amortization, taxes and cash flows; the expected profile of the Company’s future production and costs, including expectations that the Mount Milligan Mine is on track to access higher grades in 2024, plans and expectations for a ramp-up of gold processing at the Öksüt Mine, including cash processing costs for Öksüt Mine’s gold in carbon inventory and gold in ore stockpiles and on the heap leach pad, the release of working capital from the Molybdenum Business Unit, and ongoing evaluations of a restart of the Thompson Creek Mine.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward- looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; statements relating to the TSX’s approval of the NCIB; compliance with applicable laws and regulations pertaining to the NCIB; statements relating to the TSX’s approval of the NCIB; compliance with applicable laws and regulations pertaining to the NCIB; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; Centerra’s intention to renew the NCIB and the timing, methods and quantity of any purchases of Common Shares under the NCIB; the availability of cash for repurchases of Common Shares under the NCIB; Centerra’s intention to renew the NCIB and the timing, methods and quantity of any purchases of Common Shares under the NCIB; the availability of cash for repurchases of Common Shares under the NCIB; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including the stability of the pit walls at the Company’s operations; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, wildfires, earthquakes, COVID-19, or other global events such as wars); the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form (“AIF”) available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of October 31, 2023. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

Non-GAAP and Other Financial Measures

This document contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this document do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this document:

  All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the condensed consolidated statements of (loss) earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the third quarter ended September 30, 2023, 423 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
  All-in costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in costs on a by-product basis divided by ounces sold. All-in costs on a by-product basis is a non-GAAP financial measure which includes all-in sustaining costs on a by-product basis, exploration and study costs, non-sustaining capital expenditures, care and maintenance and other costs. A reconciliation of all-in costs on a by-product basis to the nearest IFRS measures is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Adjusted net earnings (loss) is a non-GAAP financial measure calculated by adjusting net (loss) earnings as recorded in the condensed consolidated statements of (loss) earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net (loss) earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
  Free cash flow (deficit) from mine operations is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self-funding of each of its operating mines and facilities.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2023	2022	2023	2022	2023	2022
Production costs attributable to gold	84.2	41.0	45.0	41.0	39.2	—
Production costs attributable to copper	35.4	29.7	35.4	29.7	—	—
Total production costs excluding Molybdenum BU segment, as reported	119.6	70.7	80.4	70.7	39.2	—
Adjust for:
Third party smelting, refining and transport costs	2.8	2.4	2.4	2.4	0.4	—
By-product and co-product credits	(48.2)	(50.5)	(47.9)	(50.5)	(0.3)	—
Adjusted production costs	74.2	22.6	34.9	22.6	39.3	—
Corporate general administrative and other costs	7.7	11.7	—	0.1	—	—
Reclamation and remediation - accretion (operating sites)	2.3	1.8	0.6	0.2	1.7	1.6
Sustaining capital expenditures	22.6	15.4	12.5	10.4	10.1	5.0
Sustaining leases	1.5	1.4	1.3	1.3	0.2	0.1
All-in sustaining costs on a by-product basis	108.3	52.9	49.2	34.6	51.3	6.7
Exploration and evaluation costs	16.5	21.1	2.9	3.6	0.5	0.8
Non-sustaining capital expenditures(1)	1.1	0.1	—	—	—	—
Care and maintenance and other costs	2.8	3.3	—	—	—	0.3
All-in costs on a by-product basis	128.7	77.4	52.1	38.2	51.8	7.8
Ounces sold (000s)	131.0	56.2	42.9	56.2	88.1	—
Pounds sold (millions)	15.4	19.6	15.4	19.6	—	—
Gold production costs ($/oz)	643	729	1,050	729	445	n/a
All-in sustaining costs on a by-product basis ($/oz)	827	941	1,150	615	582	n/a
All-in costs on a by-product basis ($/oz)	983	1,376	1,218	679	586	n/a
Gold - All-in sustaining costs on a co-product basis ($/oz)	858	1,190	1,245	865	582	n/a
Copper production costs ($/pound)	2.30	1.51	2.30	1.51	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.73	1.78	2.73	1.78	n/a	n/a

(1) Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current quarter, non-sustaining capital expenditures include costs related to the installation of the staged flotation reactors at the Mount Milligan Mine.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2023	2022	2023	2022	2023	2022
Production costs attributable to gold	178.8	125.9	135.3	104.8	43.5	21.1
Production costs attributable to copper	106.0	94.3	106.0	94.3	—	—
Total production costs excluding molybdenum segment, as reported	284.8	220.2	241.3	199.1	43.5	21.1
Adjust for:
Third party smelting, refining and transport costs	7.8	8.6	7.4	8.4	0.4	0.2
By-product and co-product credits	(137.5)	(169.5)	(137.2)	(169.5)	(0.3)	—
Adjusted production costs	155.1	59.3	111.5	38.0	43.6	21.3
Corporate general administrative and other costs	32.8	35.7	0.1	0.6	—	—
Reclamation and remediation - accretion (operating sites)	4.3	5.4	1.8	1.3	2.5	4.1
Sustaining capital expenditures	48.1	54.6	27.6	43.2	20.5	11.4
Sustaining lease payments	4.3	4.3	3.8	3.9	0.5	0.4
All-in sustaining costs on a by-product basis	244.6	159.3	144.8	87.0	67.1	37.2
Exploration and study costs	50.4	42.6	4.2	10.1	1.3	2.5
Non-sustaining capital expenditures	2.9	2.0	—	1.5	—	—
Care and maintenance and other costs	23.0	9.1	—	—	14.2	0.4
All-in costs on a by-product basis	320.9	213.0	149.0	98.6	82.6	40.1
Ounces sold (000s)	218.1	192.7	119.3	138.0	98.8	54.7
Pounds sold (millions)	43.5	58.0	43.5	58.0	—	—
Gold production costs ($/oz)	820	653	1,134	759	440	386
All-in sustaining costs on a by-product basis ($/oz)	1,122	826	1,214	629	679	680
All-in costs on a by-product basis ($/oz)	1,471	1,105	1,249	713	836	732
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,168	1,062	1,300	958	679	680
Copper production costs ($/pound)	2.43	1.63	2.43	1.63	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.78	2.04	2.78	2.04	n/a	n/a

Adjusted net earnings (loss) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended September 30,		Nine months ended September 30,
($millions, except as noted)	2023	2022	2023	2022
Net earnings (loss)	$60.6	$(33.9)	$(52.5)	$52.9
Adjust for items not associated with ongoing operations:
Kumtor Mine legal costs and other related costs	—	5.3	—	15.0
Reclamation recovery at the Molybdenum BU sites and the Kemess Project	(23.1)	(7.7)	(15.8)	(90.8)
Income and mining tax adjustments(1)	9.2	20.4	19.9	27.2
Unrealized foreign exchange gain(2)	(2.3)	—	(2.3)	—
Adjusted net earnings (loss)	$44.4	$(15.9)	$(50.7)	$4.3

Net earnings (loss) per share - basic	$0.28	$(0.14)	$(0.24)	$0.19
Net earnings (loss) per share - diluted	$0.27	$(0.15)	$(0.25)	$0.17
Adjusted net earnings (loss) per share - basic	$0.20	$(0.06)	$(0.23)	$0.02
Adjusted net earnings (loss) per share - diluted	$0.20	$(0.06)	$(0.23)	$0.02

(1) Income tax adjustments reflect the impact of a one-time income tax levied by the Turkish government and impact of foreign currency translation on deferred income taxes at the Öksüt Mine and the Mount Milligan Mine.

(2) Effect of the foreign exchange movement on the reclamation provision at the Endako Mine and Kemess Project.

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Cash provided by (used in) operating activities(1)	$166.6	$(17.0)	$35.6	$33.4	$143.9	$(18.0)	$9.2	$8.0	$(22.1)	$(40.4)
Deduct:
Property, plant & equipment additions(1)	(22.1)	(18.5)	(10.4)	(12.5)	(10.1)	(5.0)	(0.4)	(0.8)	(1.2)	(0.2)
Free cash flow (deficit)	$144.5	$(35.5)	$25.2	$20.9	$133.8	$(23.0)	$8.8	$7.2	$(23.3)	$(40.6)

(1) As presented in the Company’s condensed consolidated statements of cash flows.

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Cash provided by (used in) operating activities(1)	$100.2	$7.8	$84.8	$135.1	$130.8	$(5.6)	$(36.7)	$(17.9)	$(78.7)	$(103.8)
Deduct:
Property, plant & equipment additions(1)	(51.0)	(65.4)	(26.2)	(50.3)	(20.5)	(11.4)	(0.5)	(1.1)	(3.8)	(2.6)
Free cash flow (deficit)	$49.2	$(57.6)	$58.6	$84.8	$110.3	$(17.0)	$(37.2)	$(19.0)	$(82.5)	$(106.4)

(1) As presented in the Company’s condensed consolidated statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Additions to PP&E(1)	$24.9	$11.7	$9.2	$6.6	$12.7	$4.0	$0.5	$0.5	$2.5	$0.6
Adjust for:
Costs capitalized to the ARO assets	1.8	4.2	3.1	4.0	(1.3)	0.7	—	—	—	(0.5)
Costs capitalized to the ROU assets	(2.8)	—	(0.2)	—	(1.2)	—	—	—	(1.4)	—
Costs relating to the acquisition of Goldfield Project	—	—	—	—	—	—	—	—	—	—
Other(2)	0.7	0.2	0.4	(0.2)	(0.1)	0.4	—	—	0.4	—
Capital expenditures	$24.6	$16.1	$12.5	$10.4	$10.1	$5.1	$0.5	$0.5	$1.5	$0.1
Sustaining capital expenditures	23.5	16.0	12.5	10.4	10.1	5.1	0.5	0.5	0.4	0.1
Non-sustaining capital expenditures	1.1	0.1	—	—	—	—	—	—	1.1	0.1

(1) As presented in note 14 of the Company’s condensed consolidated financial statements.
(2) Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Additions to PP&E(1)	$53.8	$247.2	$25.4	$34.6	$23.4	$9.1	$0.6	$1.0	$4.4	$202.5
Adjust for:
Costs capitalized to the ARO assets	1.0	18.1	2.5	9.9	(1.5)	1.90	—	—	—	6.3
Costs capitalized to the ROU assets	(2.7)	(0.2)	(0.1)	—	(1.2)	(0.2)	—	—	(1.4)	—
Costs relating to the acquisition of Goldfield Project	—	(208.2)	—	—	—	—	—	—	—	(208.2)
Other(2)	(0.2)	0.9	(0.2)	0.2	(0.2)	0.6	—	0.1	0.2	—
Capital expenditures	$51.9	$57.8	$27.6	$44.7	$20.5	$11.4	$0.6	$1.1	$3.2	$0.6
Sustaining capital expenditures	49.0	55.8	27.6	43.2	20.5	11.4	0.6	1.1	0.3	0.1
Non-sustaining capital expenditures	2.9	2.0	—	1.5	—	—	—	—	2.9	0.5

(1) As presented in note 14 of the Company’s condensed consolidated financial statements.
(2) Includes reclassification of insurance and capital spares from supplies inventory to PP&E.